UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 14D-1F
TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
FALCONBRIDGE LIMITED
(Name of Subject Company)
Ontario, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)
INCO LIMITED
(Bidder)
Common Shares
(Title of Class of Securities)
453258402
(CUSIP Number of Class of Securities)
Stuart F. Feiner, Esq.
Executive Vice-President, General Counsel & Secretary
145 King Street West, Suite 1500,
Toronto, Ontario M5H 4B7
(416) 361-7511
(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of Bidder)
Copy to:
James C. Morphy, Esq.
George J. Sampas, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004-2498
October 24, 2005
(Date tender offer first published, sent or given to security holders)

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
1.	Home Jurisdiction Document.
(a)	Offer to Purchase and Circular dated October 24, 2005, including Letter of Transmittal, Notice of Guaranteed Delivery, and Letter to Shareholders. (1)

(b)	Notice of Extension dated December 14, 2005.
2.	Informational Legends.
(a)	See the inside front cover page of the cover page of the Offer to Purchase and Circular dated October 24, 2005. (1)

(b)	See the inside front cover page of the Notice of Extension dated December 14, 2005.

(1)	Previously filed with the Registrant’s Form F-8 (File No. 333-129218) filed October 24, 2005.

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, trust company manager, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about the securities that are the subject of the Offer and it is an offence to claim otherwise.
The Offer has not been approved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.
December 14, 2005
NOTICE OF EXTENSION
by
INCO LIMITED
in respect of its
OFFER TO PURCHASE
all of the outstanding common shares of
FALCONBRIDGE LIMITED
on the basis of, at the election of each holder,
(a) Cdn.$34.00 in cash (the “Cash Alternative”); or
(b) 0.6713 of a common share of Inco Limited and Cdn.$0.05 in cash
(the “Share Alternative”),
for each common share of Falconbridge Limited subject, in each case, to proration as described in Inco Limited’s Offer dated October 24, 2005 (the “Original Offer”).
On December 8, 2005, Inco Limited (“Inco” or the “Offeror”) announced that it would be extending its Original Offer to purchase all of the issued and outstanding common shares of Falconbridge Limited (“Falconbridge”) (together with associated rights issued and outstanding under the shareholder rights plan of Falconbridge, the “Falconbridge Shares”) by extending the Expiry Time of the Offer to 8:00 p.m. (Toronto time) on January 27, 2006.
This notice of extension (the “Notice of Extension”) should be read in conjunction with the Offer and Circular, dated October 24, 2005, and the Letter of Transmittal and Notice of Guaranteed Delivery that accompanied the Offer and Circular, all the provisions of which are incorporated herein by reference. Unless the context requires otherwise or unless otherwise defined, defined terms used in this Notice of Extension have the same meaning as in the Offer and Circular. The term “Offer” means the Original Offer as amended or supplemented by this Notice of Extension.
The Offer has been extended and is now open for acceptance until 8:00 p.m. (Toronto time) on January 27, 2006 (the “Expiry Time”), unless accelerated, further extended or withdrawn.
Shareholders who have validly deposited and not withdrawn their Falconbridge Shares need take no further action to accept the Offer. Shareholders who wish to accept the Offer must properly complete and duly execute the Letter of Transmittal (printed on blue paper) that accompanied the Offer and Circular, or a facsimile thereof, and deposit it, together with certificates representing their Falconbridge Shares and all other documents required by the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may follow the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the Notice of Guaranteed Delivery (printed on green paper) that accompanied the Offer and Circular, or a facsimile thereof. Any Shareholder having Falconbridge Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such person or institution if he or she desires to deposit such Falconbridge Shares under the Offer.
Questions and requests for assistance may be directed to RBC Dominion Securities Inc. in Canada or RBC Capital Markets Corporation in the United States (collectively, the “Dealer Manager”), CIBC Mellon Trust Company (the “Depositary”) or MacKenzie Partners, Inc. (the “Information Agent”). Additional copies of this Notice of Extension, the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained without charge from the Dealer Manager, the Depositary or the Information Agent at their respective addresses shown on the last page of this document.
This Notice of Extension does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Dealer Manager for the Offer is:
RBC Capital Markets

In Canada:	In the United States:
RBC Dominion Securities Inc.	RBC Capital Markets Corporation

NOTICE TO SHAREHOLDERS IN THE UNITED STATES
      The Offer is made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular and this Notice of Extension in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer and Circular and this Notice of Extension have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
      Shareholders in the United States should be aware that the disposition of Falconbridge Shares and the acquisition of Inco Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described in the Circular and such holders are urged to consult their tax advisors. See Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 23 of the Circular, “Certain U.S. Federal Income Tax Considerations”.
      The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of Canada, that some or all of its officers and directors may reside outside the United States, that the Canadian Dealer Manager for the Offer and some or all of the experts named herein may reside outside the United States, and that a substantial portion of the assets of the Offeror and Falconbridge and the above-mentioned persons are located outside the United States.
      THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR OR THIS NOTICE OF EXTENSION. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
      Shareholders should be aware that, during the period of the Offer, the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of the Falconbridge Shares to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.
CURRENCY EXCHANGE RATE INFORMATION
      In this Notice of Extension, unless otherwise indicated, all references to “$” or “dollars” refer to United States dollars and references to “Cdn.$” refer to Canadian dollars. On December 13, 2005, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon buying rate of the Bank of Canada was Cdn.$1.1520.
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
      This Notice of Extension and some of the information incorporated by reference into the Offer and Circular by this Notice of Extension contain forward-looking statements that are subject to risks and based on a number of assumptions and other factors. See “STATEMENTS REGARDING FORWARD-LOOKING INFORMATION” in the Offer and Circular.

ii

NOTICE OF EXTENSION
December 14, 2005

TO:	THE HOLDERS OF COMMON SHARES OF FALCONBRIDGE
      By notice to the Depositary and as set forth in this Notice of Extension, Inco has extended its Original Offer dated October 24, 2005 to purchase all of the issued and outstanding Falconbridge Shares other than any Falconbridge Shares owned directly or indirectly by Inco and including Falconbridge Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the conversion, exchange or exercise of any securities of Falconbridge that are convertible into or exchangeable or exercisable for Falconbridge Shares (other than SRP Rights), on the basis of, at the election of the Shareholder:

(a)	Cdn.$34.00 in cash in respect of each Falconbridge Share held (the “Cash Alternative”); or

(b)	0.6713 of an Inco Share and Cdn.$0.05 in cash in respect of each Falconbridge Share held (the “Share Alternative”), in each case, as elected by the Shareholder in the applicable Letter of Transmittal, and subject to pro ration as set out in the Original Offer.
      Except as otherwise set forth in this Notice of Extension, the terms and conditions of Inco’s offer to purchase the Falconbridge Shares as previously set forth in the Original Offer continue to be applicable in all respects and this Notice of Extension should be read in conjunction with the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the provisions of which are incorporated herein by reference.
      Unless the context requires otherwise or unless otherwise defined, defined terms used in this Notice of Extension have the same meaning as in the Offer and Circular. The term “Offer” means the Original Offer as amended or supplemented by this Notice of Extension.

1.	Extension of the Offer
      Inco has extended the Original Offer by extending the Expiry Time for the Offer from 8:00 p.m. (Toronto time) on December 23, 2005 to 8:00 p.m. (Toronto time) on January 27, 2006. Accordingly, the definition of “Expiry Date” in the Original Offer is deleted in its entirety and replaced with the following definition:

“	Expiry Date” means January 27, 2006 or such other date as is set out in a notice of variation of the Offer issued at any time and from time to time accelerating or extending the period during which Falconbridge Shares may be deposited under the Offer.

2.	Withdrawal of Deposited Falconbridge Shares
      Except as otherwise provided in Section 4 of the Offer to Purchase, “Withdrawal Rights”, all deposits of Falconbridge Shares to the Offer will be irrevocable. Unless otherwise required or permitted by applicable Laws, any Falconbridge Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)	at any time before the Falconbridge Shares have been taken up by Inco pursuant to the Offer;

(b)	if the Falconbridge Shares have not been paid for by Inco within three business days after having been taken up; or

(c)	at any time before the expiration of 10 days from the date upon which either:

(i)	a notice of change relating to a change in the information contained in the Offer, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror, unless it is a change in a material fact relating to the Inco Shares), in the event that such change occurs at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Falconbridge Shares where the Expiry Time is not extended for more than 10 days);

is mailed, delivered, or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such Deposited Shares have not been taken up by the Offeror at the date of the notice.
      Withdrawals may not be rescinded and any Falconbridge Shares properly withdrawn will thereafter be deemed not validly deposited for the purposes of the Offer. However, withdrawn Falconbridge Shares may be re-deposited at any subsequent time prior to the Expiry Time by again following any of the procedures described in Section 3 of the Offer to Purchase, “Manner of Acceptance”.
      Shareholders are referred to Section 4 of the Offer to Purchase, “Withdrawal Rights”, for a description of the procedures for exercising the right to withdraw Falconbridge Shares deposited under the Offer.

3.	Take Up of and Payment for Deposited Falconbridge Shares
      Upon the terms and subject to the conditions of the Offer (including, without limitation, the conditions specified in Section 5 of the Offer to Purchase, “Conditions of the Offer”, and, if the Offer is further extended or varied, the terms and conditions of any such extension or variation), Inco will take up Falconbridge Shares validly deposited under the Offer and not withdrawn pursuant to Section 4 of the Offer to Purchase, “Withdrawal Rights”, not later than 10 calendar days after the Expiry Time and will pay for the Falconbridge Shares taken up as soon as possible, but in any event not later than three business days after taking up the Falconbridge Shares. Any Falconbridge Shares deposited under the Offer after the date on which Inco first takes up Falconbridge Shares will be taken up and paid for not later than 10 calendar days after such deposit.
      Shareholders are referred to Section 6 of the Offer to Purchase, “Take Up of and Payment for Deposited Shares”, for details as to the take up of and payment for Falconbridge Shares under the Offer.

4.	Recent Developments
Regulatory Clearances
      Inco and Falconbridge each received a request dated November 16, 2005 for additional information, commonly referred to as a “second request”, from the Antitrust Division of the U.S. Department of Justice (“DOJ”) in connection with the Offer. Inco and Falconbridge have been working with the DOJ staff since shortly after the announcement of the Original Offer on October 11, 2005 and anticipated the issuance of the second request as part of that process given the nature and size of the proposed combination of Inco and Falconbridge following the successful completion of the Offer.
      The effect of the second request is to extend the waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 beyond the initial waiting period, which ended November 16, 2005, until 30 days after both Inco and Falconbridge have substantially complied with the second request, unless the waiting period is terminated earlier by the DOJ or extended voluntarily by Inco and Falconbridge.
      Inco and Falconbridge are responding to the second request, and continue to work with the DOJ and the competition authorities in Europe and Canada in connection with the review by these authorities of the Offer.
Recent Nickel Market and Other Developments
      The London Metal Exchange (LME) benchmark cash nickel price has averaged $12,490 per tonne ($5.67 per pound) for the fourth quarter of 2005 through December 14, 2005, as compared with a third quarter 2005 average of $14,567 per tonne ($6.61 per pound). For the month of December 2005 through December 14, 2005, the LME cash nickel price has averaged $13,495 per tonne ($6.12 per pound) and was $13,920 per tonne ($6.31 per pound) on December 14, 2005. Inco believes that the decline in the LME cash nickel price during the third quarter of 2005 and for most of the first two months of the fourth quarter of 2005 was due principally to an oversupply of nickel-containing stainless steel, the principal end-use for primary nickel. This condition resulted in stainless steel production cutbacks intended to correct the build-up of inventory of stainless steel. While this oversupply situation in the stainless steel industry has had a short-term effect on nickel prices, Inco currently believes that overall nickel market fundamentals remain relatively strong. Inco has recently seen some signs of the end of this stainless steel inventory correction. A number of leading economic indicators remain positive and Inco currently expects that, once this stainless steel inventory correction has run its course, stainless steel production growth should resume in early 2006. Non-stainless steel markets for nickel continue to show very favourable growth. Demand in non-stainless steel applications such as for aerospace in the United States and Europe and plating in China continues to be extremely strong. Growth in these markets has also been enhanced by increased activity in those end-uses for nickel relating to oil and gas and liquid natural gas exploration and production and hybrid automobiles. Nickel supply growth has continued to be slow as recent production disruptions have curtailed output from several producers, and nickel producer inventories remain at historically low levels.
      The LME benchmark cash copper price has averaged $4,227 per tonne ($1.92 per pound) for the fourth quarter of 2005 through December 14, 2005, as compared with a third quarter 2005 average of $3,753 per tonne ($1.70 per pound). For the month of December 2005 through December 14, 2005, the LME cash copper price has averaged $4,568 per tonne ($2.07 per pound). A new record LME cash price of $4,405 per tonne ($2.00 per pound) was set on November 18, 2005. Having exceeded $4,405 for the first time, the LME cash copper price has remained above or near this threshold for a number of days through December 14, 2005 and the LME cash price for copper was $4,582 per tonne ($2.08 per pound) on December 14, 2005.
      Copper prices continue to be driven by strong demand, critically low inventories, supply constraints, operating disruptions and strong fund interest in copper. Demand has been supported by ongoing economic growth in the United States, notwithstanding the recent difficult hurricane season. Demand for copper and copper products is expected to remain strong over the next 18 months driven by rebuilding of housing and electrical infrastructure in the geographic region of the United States adversely affected by the latest hurricane season. Outlook for copper demand in China and India remains strong.
      Inco believes that the world’s refined copper production capacity expansions currently in the planning pipeline will be barely sufficient to meet forecast demand. This supply-demand balance would imply high utilization rates for existing operations, low levels of inventory and volatile copper prices in the event of unexpected supply disruptions over the next few years.
      Benchmark prices for certain of the platinum-group metals reached multi-year highs during early December 2005. Platinum futures prices for January 2006 reached $1,026 per ounce on the New York Mercantile Exchange (NYMEX) in early December 2005, the highest benchmark price for platinum since March 1980, with the NYMEX spot platinum price averaging about $1,000 per ounce for the month of December 2005 through December 13, 2005. Palladium spot prices on the NYMEX rose to 20-month highs in early December 2005.
      Management’s expectations with respect to nickel prices, the resumption of stainless steel production growth and demand for copper and copper products are subject to various risks and assumptions. See “STATEMENTS REGARDING FORWARD-LOOKING INFORMATION” in the Offer and Circular.
Goro Project
      As of the end of November, 2005, the engineering work required for the construction of the Goro project in New Caledonia was approximately 64% complete. Construction on site, including earthworks, foundation work and work on the port facilities, has proceeded, subject to delays in the receipt of certain permits required for construction, largely on schedule. Inco currently expects that, subject to the effect of certain developments referred to below, start-up of the project will be in late 2007. The project continues to experience cost pressures related principally to commodities and other materials required for construction, including for fuel and hydrocarbon-based products.
      Taking into account the cost pressures for such construction materials and other input costs, the currently anticipated trends in such costs and the latest regulatory requirements for the configuration of the project’s tailings area, Inco currently believes that, if it were to formally update its latest forecast for the capital cost for Goro’s mine, process plant and infrastructure of $1.878 billion with a -5% plus 15% confidence level, such updated forecast would be expected to be at the high end of the plus 15% confidence level. As part of its ongoing work on the project, Inco has implemented a number of systems to monitor all key costs trends which could affect the capital cost forecast. Inco currently expects to be in a position to have a definitive cost estimate, reflecting all relevant factors at that time, and which is currently expected to be subject to a confidence or accuracy level developed as part of that estimate, sometime in the second quarter of 2006 when engineering will have been at least 80% complete and all major construction contracts will have been awarded.
      There have been a number of recent boycotts and other related actions in New Caledonia that have affected the operations of Eramet and its subsidiary, Société Le Nickel (SLN), and other businesses there as a result of labour and other disruptions and other developments. While those actions and developments have not to date affected the construction of the Goro project to any significant degree, they could have a substantial adverse effect on the project’s construction schedule and capital costs if these disruptions were to continue for any extended length of time.
      Management’s capital cost estimates for the Goro project are subject to various risks and assumptions. See “STATEMENTS REGARDING FORWARD-LOOKING INFORMATION” in the Offer and Circular.
Falconbridge’s Koniambo Project
      Falconbridge has recently submitted a proposal to the current majority shareholder in this project, the Société Minière du Sud Pacifique (SMSP), covering the proposed terms for the ongoing development of its Koniambo project. SMSP is currently considering this proposal and both SMSP and Falconbridge are currently in discussions with other interested parties directed towards reaching agreement on the key terms and conditions that would enable this project to proceed and meet the requirements of Falconbridge and the other interested parties and the relevant accords applicable to the project.
Other
      Since the Offer and Circular were delivered to Shareholders, Inco has filed an application with the NYSE to list the Inco Shares to be issued in connection with the Offer.

5.	Revised Selected Inco Pro Forma Consolidated Financial Information
      The following is an updated version of, and replacement for, the selected pro forma consolidated financial information contained in the Summary of the Offer and Circular and should be read in conjunction with Inco’s and Falconbridge’s unaudited pro forma consolidated financial statements, the accompanying notes thereto and the compilation report of PricewaterhouseCoopers LLP thereon, included in this Notice of Extension. The pro forma consolidated balance sheet has been prepared from the unaudited consolidated balance sheet of the Offeror as at September 30, 2005 and gives pro forma effect to the successful completion of the Offer (including any Compulsory Acquisition or Subsequent Acquisition Transaction) as if the transactions occurred on September 30, 2005. The pro forma consolidated statements of earnings for the year ended December 31, 2004 and the nine month period ended September 30, 2005 have been prepared, respectively, from the audited consolidated statement of earnings of the Offeror for the year ended December 31, 2004 and the unaudited interim consolidated statement of earnings of the Offeror for the nine month period ended September 30, 2005 and gives pro forma effect to the successful completion of the Offer (including any Compulsory Acquisition or Subsequent Acquisition Transaction) as if the transactions occurred on January 1, 2004.
      The selected pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from the pro forma information presented below. The pro forma consolidated financial information does not reflect (1) any special items such as payments pursuant to change of control provisions or integration costs which may be incurred as a result of the acquisition, and does not give effect to operating efficiencies, cost savings and synergies that are expected to result from the acquisition, or (2) the impact of undertakings that Inco is prepared, if required, to make in order to address regulatory clearance requirements, as there are no current agreements providing for implementation of such undertakings which, however, are expected to be carried out after the completion of the Offer.

	Nine Months Ended		Year Ended
	September 30		December 31

	Inco	Pro forma	Inco	Pro forma
(in millions of U.S.$)	2005	2005	2004	2004

Statement of Earnings Data
Revenues	$3,389	$9,468	$4,326	$11,304
Total costs and operating expenses	2,392	7,537	3,170	9,261
Earnings before minority interest	659	1,257	731	1,363
Minority interest	69	95	126	169
Net earnings	590	1,162	605	1,194

	As at September 30

	Inco	Pro forma
(in millions of U.S.$)	2005	2005

Balance Sheet Data
Cash and cash equivalents	$916	$1,628
Other current assets	1,563	4,189
Property, plant and equipment and other non-current assets	8,924	26,574
Current liabilities excluding current portion of long-term debt	994	2,131
Total debt(1)	1,782	8,279
Minority interest	781	1,163
Total shareholders’ equity	4,891	13,533

(1)	Included in long-term debt are $750 million of junior preference shares intended to be refinanced subsequent to the acquisition of control of Falconbridge by Inco.
     See Note 3 to the unaudited pro forma consolidated financial statements included in this Notice of Extension for the pro forma assumptions and adjustments given effect to in the foregoing selected pro forma consolidated financial information.

6.	Documents Incorporated by Reference
      Since the Offer and Circular were delivered to Shareholders, the following documents of Falconbridge have been filed with the securities regulatory authority in each of the provinces and territories of Canada and are specifically incorporated by reference into, and form an integral part of, the Circular:

(a)	the unaudited consolidated financial statements of Falconbridge, including notes thereto, as at September 30, 2005 and for the three and nine-month periods ended September 30, 2005 and 2004; and

(b)	management’s discussion and analysis of financial condition and results of operations of Falconbridge for the three and nine-month periods ended September 30, 2005.
      Inco understands that copies of documents incorporated by reference in the Offer regarding Falconbridge may be obtained on request without charge from Falconbridge’s Secretary at 181 Bay Street, Suite 200, BCE Place, Toronto, Ontario, Canada, M5J 2T3, telephone: 416-982-7111. Copies of documents incorporated by reference may also be obtained by accessing the websites located at www.sedar.com and www.sec.gov.

7.	Variations to the Original Offer
      The Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery shall be read together with this Notice of Extension in order to give effect to the variations in the terms and conditions of the Offer and the changes in information to the Offer and Circular set forth in this Notice of Extension.

8.	Offerees’ Statutory Rights
      Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

9.	Registration Statement Filed with the SEC
      A Registration Statement on Form F-8 under the U.S. Securities Act has been filed, which covers the Inco Shares to be issued pursuant to the Offer. The Offer and Circular do not contain all of the information set forth in the Registration Statement. Reference is made to the Registration Statement and the exhibits thereto for further information. In addition to the documents listed under the heading, “Documents Filed as Part of the Registration Statement” on page 64 of the Offer and Circular (which section is separate from and not part of the “Experts” section that immediately precedes it), the following documents have been filed with the SEC as part of the Registration Statement on Form F-8:

•	The documents incorporated by reference under the heading, “Falconbridge — Documents Incorporated by Reference” in the Offer and Circular;

•	The documents incorporated by reference under the heading, “Documents Incorporated by Reference” in this Notice of Extension; and

•	The Report of a Take-Over Bid dated October 24, 2005.

10.	Directors’ Approval
      The contents of this Notice of Extension have been approved, and the sending of this Notice of Extension to the Shareholders has been authorized, by the Board of Directors of Inco.

AUDITORS’ CONSENT
      We have read the Notice of Extension of Inco Limited dated December 14, 2005 relating to the offer by Inco Limited to purchase all of the issued and outstanding common shares of Falconbridge Limited. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
      We consent to the use in the Notice of Extension of our compilation report dated December 14, 2005 to the Board of Directors of Inco Limited on the pro forma consolidated balance sheet as at September 30, 2005 and the pro forma consolidated statements of earnings for the nine months then ended and for the year ended December 31, 2004.

Toronto, Ontario	(Signed) PricewaterhouseCoopers llp

December 14, 2005	Chartered Accountants

CERTIFICATE
      The foregoing, together with the Offer and Circular dated October 24, 2005, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. For the purpose of the Province of Québec, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.
Dated: December 14, 2005

By: (Signed) Scott M. Hand	By: (Signed) Robert D.J. Davies
Chairman and Chief Executive Officer	Executive Vice President and Chief Financial Officer

By: (Signed) Chaviva Hosek	By: (Signed) Janice K. Henry
Director	Director

C-1

NOTE: The following compilation report is provided solely in order to comply with applicable requirements of Canadian securities laws. It should be noted that to report in accordance with Public Company Accounting Oversight Board Auditing Standards (PCAOBAS) on a compilation of pro forma financial statements an examination greater in scope than that performed under Canadian standards would be required.

December 14, 2005
COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
To the Board of Directors of Inco Limited
      We have read the accompanying unaudited pro forma consolidated balance sheet of Inco Limited (the “Company”) as at September 30, 2005 and unaudited pro forma consolidated statements of earnings for the nine months then ended and for the year ended December 31, 2004, and have performed the following procedures.

1.	Compared the figures in the columns captioned “Inco” to the unaudited consolidated financial statements of the Company as at September 30, 2005 and for the nine months then ended, and the audited consolidated financial statements of the Company for the year ended December 31, 2004, respectively, and found them to be in agreement after considering the adjustments required for the change in accounting policy as described in note 2.

2.	Compared the figures in the columns captioned “Falconbridge” to the unaudited consolidated financial statements of Falconbridge Limited as at September 30, 2005 and for the nine months then ended and the audited consolidated financial statements of Noranda Inc. for the year ended December 31, 2004, respectively, and found them to be in agreement after considering the adjustments required for the change in accounting policy as described in note 2.

3.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

(a)	the basis for determination of the pro forma adjustments; and

(b)	whether the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.
           The officials:

(a)	described to us the basis for determination of the pro forma adjustments, and

(b)	stated that the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

4.	Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Inco” and “Falconbridge” as at September 30, 2005 and for the nine months then ended, and for the year ended December 31, 2004, and found the amounts in the column captioned “Pro forma Inco” to be arithmetically correct.
      A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.
(Signed) PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario

      The following selected unaudited pro forma consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial condition of the consolidated entities that would have been achieved if the Offer had been completed during the periods presented, nor is the selected pro forma consolidated financial information necessarily indicative of the future operating results or financial position of the consolidated entities. The pro forma consolidated financial information does not reflect (1) any special items such as payments pursuant to change of control provisions or integration costs which may be incurred as a result of the acquisition, and does not give effect to operating efficiencies, cost savings and synergies that are expected to result from the acquisition, or (2) the impact of undertakings that Inco is prepared, if required, to make in order to address regulatory clearance requirements, as there are no current agreements providing for implementation of such undertakings which, however, are expected to be carried out after the completion of the Offer.
INCO LIMITED
PRO FORMA CONSOLIDATED BALANCE SHEET
As at September 30, 2005
(unaudited)
(millions of US dollars)

			Pro Forma
			Adjustments	Pro Forma
	Inco	Falconbridge	(Note 3(a))	Inco

ASSETS
Current assets
Cash and cash equivalents	$916	$692	$20	$1,628
Accounts receivable	580	853	27	1,460
Inventories	869	1,508	238	2,615
Other	114	—	—	114

Total current assets	2,479	3,053	285	5,817
Property, plant and equipment and other non-current assets	8,924	8,658	8,992	26,574

Total assets	$11,403	$11,711	$9,277	$32,391

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Long-term debt due within one year	$113	$103	$1,113	$1,329
Other current liabilities	994	1,137	—	2,131

Total current liabilities	1,107	1,240	1,113	3,460
Other liabilities
Long-term debt(1)	1,669	3,799	1,482	6,950
Deferred income and mining taxes	1,983	1,151	1,791	4,925
Other long-term liabilities	972	695	693	2,360

Total liabilities	5,731	6,885	5,079	17,695

Minority interest	781	56	326	1,163

Shareholders’ equity
Convertible debt	398	—	—	398

Common shareholders’ equity
Common shares issued and outstanding	2,933	4,231	4,376	11,540
Preferred shares	—	326	(326)	—
Warrants	62	—	—	62
Contributed surplus	578	52	(17)	613
Retained earnings	920	(84)	84	920
Currency translation account	—	245	(245)	—

	4,493	4,770	3,872	13,135

Total shareholders’ equity	4,891	4,770	3,872	13,533

Total liabilities and shareholders’ equity	$11,403	$11,711	$9,277	$32,391

(1)	Included in long-term debt are $750 million of junior preference shares intended to be refinanced subsequent to the acquisition of control of Falconbridge by Inco.

INCO LIMITED
PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
Nine months ended September 30, 2005
(unaudited)
(millions of US dollars)

			Pro Forma		Pro Forma
	Inco	Falconbridge	Adjustments	Note 3	Inco

Revenues
Net sales	$3,397	$6,074	$—		$9,471
Other income, net	(8)	5	—		(3)

	3,389	6,079	—		9,468

Cost and operating expenses (income)
Cost of sales and other operating expenses, excluding depreciation, depletion and amortization	1,907	4,316	(37)	b, c, f	6,186
Depreciation, depletion and amortization	187	405	133	d	725
Selling, general and administrative	156	54	13	e	223
Research, development and exploration	53	43	—		96
Currency translation adjustment	48	—	—		48
Interest expense	16	126	92	g	234
Asset impairment charge	25	—	—		25

	2,392	4,944	201		7,537

Earnings before income and mining taxes and minority interest	997	1,135	(201)		1,931
Income and mining taxes	338	389	(53)	i	674

Earnings before minority interest	659	746	(148)		1,257
Minority interest	69	154	(128)	h	95

Net earnings	590	592	(20)		1,162
Dividends on preferred shares	—	12	(12)	j	—

Net earnings applicable to common shares	$590	$580	$(8)		$1,162

Net earnings per common share
Basic	$3.12				$3.02
Diluted	$2.70				$2.80

INCO LIMITED
PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
Year ended December 31, 2004
(unaudited)
(millions of US dollars)

			Pro Forma		Pro Forma
	Inco	Falconbridge	Adjustments	Note 3	Inco

Revenues
Net sales	$4,278	$6,978	$—		$11,256
Other income, net	48	—	—		48

	4,326	6,978	—		11,304

Cost and operating expenses (income)
Cost of sales and other operating expenses, excluding depreciation, depletion and amortization	2,348	5,099	(56)	b, c, f	7,391
Depreciation, depletion and amortization	248	499	205	d	952
Selling, general and administrative	192	66	18	e	276
Research, development and exploration	61	47	—		108
Currency translation adjustment	85	—	—		85
Interest expense	36	122	124	g	282
Asset impairment charge/(gain) on settlement	201	(33)	—		168
Goro project suspension costs, net	(1)	—	—		(1)

	3,170	5,800	291		9,261

Earnings before income and mining taxes and minority interest	1,156	1,178	(291)		2,043
Income and mining taxes	425	333	(78)	i	680

Earnings before minority interest	731	845	(213)		1,363
Minority interest	126	297	(254)	h	169

Net earnings	605	548	41		1,194
Dividends on preferred shares	—	20	(20)	j	—

Net earnings applicable to common shares	$605	$528	$61		$1,194

Net earnings per common share
Basic	$3.23				$3.11
Diluted	$2.86				$3.00

INCO LIMITED
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
(millions of US dollars, except per share amounts)

1.	BASIS OF PRESENTATION

The unaudited pro forma consolidated financial statements of Inco Limited (“Inco”) have been prepared in accordance with generally accepted accounting principles in Canada. These unaudited pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Inco as at and for the year ended December 31, 2004 and the unaudited interim consolidated financial statements of Inco as at and for the nine months ended September 30, 2005, including the related notes thereto.

The unaudited pro forma consolidated financial statements have been prepared assuming that the acquisition of Falconbridge Limited (“Falconbridge”) had been completed as of January 1, 2004 for the consolidated statements of earnings and as of September 30, 2005 for the consolidated balance sheet.

These unaudited pro forma consolidated financial statements are not intended to reflect the financial position and results of operations which would have actually resulted had the transaction and other adjustments been effected on the dates indicated. Further, the pro forma results of operations are not necessarily indicative of the results of operations that may be obtained by Inco in the future.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited consolidated financial statements of Inco for the year ended December 31, 2004 and the unaudited interim consolidated financial statements of Inco for the nine months ended September 30, 2005.

The 2004 consolidated statements of earnings have been restated to reflect the adoption of Canadian Institute of Chartered Accountants Section 3860, Financial Instruments — Disclosure and Presentation, on a retroactive basis. The revisions relate to the accounting for instruments for which the issuer has the right to settle in cash or its own shares. Consistent with this change, interest expense is recorded in lieu of accretion charges with respect to these convertible debt securities.

3.	PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The pro forma consolidated financial statements include the following pro forma assumptions and adjustments:

(a)	The acquisition is accounted for using the purchase method of accounting, whereby Falconbridge’s assets and liabilities are revalued to their fair value and its shareholders’ equity is eliminated. Inco’s assets and liabilities are not revalued. The pro forma adjustments reflect Inco’s acquisition of 100 per cent of Falconbridge’s net assets at their fair values as at September 30, 2005 and the accounting for Falconbridge as a wholly-owned subsidiary. Falconbridge’s interest in joint ventures in which it has joint control are reflected using the proportionate consolidation method.

The determination of the purchase price, based on management’s preliminary estimate, is as follows:

Purchase Price

Consideration in Inco common shares	$8,607
Consideration in Inco options issued	35
Cash	2,407
Transaction costs	75

Total	$11,124

The purchase price was calculated using a price of $43.95 for each Inco common share issued. The cash portion of the purchase price will be financed through committed loan facilities.

The allocation of the purchase price, based on management’s preliminary estimate, is as follows:

Allocation of Purchase Price

		Fair Value	Purchase Price
	Book Value	Increment	Allocation

Assets
Cash and cash equivalents	$787	$—	$787
Accounts receivable	853	27	880
Inventories	1,508	238	1,746
Property, plant and equipment and other non-current assets	8,658	8,992	17,650

Total assets	$11,806	$9,257	$21,063

Liabilities
Long-term debt due within one year	$103	$—	$103
Other current liabilities	1,137	—	1,137
Long-term debt	3,799	188	3,987
Deferred income and mining taxes	1,151	1,791	2,942
Other long-term liabilities	695	693	1,388
Minority interest	382	—	382

Total liabilities	$7,267	$2,672	$9,939

Total net assets purchased	$4,539	$6,585	$11,124

The book value of Falconbridge, as shown above:

•	Reflects Falconbridge’s stated book values as at September 30, 2005; and

•	Reflects the assumed exercise of vested stock options.

This allocation is based upon preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets to be acquired and the liabilities to be assumed. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts disclosed above in the assumed pro forma purchase price allocation due to the change in fair values of the assets and liabilities between September 30, 2005 and the date of the transaction, and as further analysis is completed. The actual allocation of the purchase price may result in different adjustments being expensed in the consolidated statement of earnings.

(b)	The increase in cost of sales and other operating expenses reflects the elimination of deferred gains on derivative contracts on the pro forma consolidated statements of earnings. The deferred gains arise from derivative contracts that qualified for hedge accounting and were realized as a reduction of the cost of operations over the original delivery schedule of contracts. The gains would not have been realized in the year ended December 31, 2004 and the nine months ended September 30, 2005 since the purchased derivative contracts would have been fair valued as of January 1, 2004.

(c)	The decrease in cost of sales and other operating expenses reflects the elimination of amortized past service costs and amortized net actuarial losses relating to post retirement benefits which were expensed in the year ended December 31, 2004 and the nine months ended September 30, 2005.

(d)	Represents the amortization of the preliminary fair value increment allocated to operating capital assets. The pro forma amortization excludes the total amount of the purchase price allocation not subject to amortization of approximately $2.6 billion as it has been allocated to non-operating assets. On finalization of the purchase price allocation, if this amount is allocated to operating assets, pro forma amortization would change by approximately $113 million, before taxes, for the year ended December 31, 2004 and $84 million, before taxes, for the nine months ended September 30, 2005. Pro forma amortization and the above noted sensitivity have been based on a remaining weighted average estimated economic life of 23 years, and a reduction of one year in the weighted average estimated economic life would alter pro forma amortization by $28 million, before taxes, for the year ended December 31, 2004 and by $21 million for the nine months ended September 30, 2005.

(e)	The increase in selling, general and administrative expenses reflects the expense relating to the expected exchange of stock options to be issued pursuant to the acquisition of Falconbridge.

(f)	The increase in cost of sales and other operating expenses reflects the amortization of the allocation of the purchase price to equity accounted investments.

(g)	The increase in interest expense reflects the issuance of CDN$2.87 billion of debt in connection with the acquisition of Falconbridge.

(h)	The adjustment reflects the elimination of the Falconbridge minority interest in earnings assuming that Falconbridge and Noranda were amalgamated at the beginning of the period.

(i)	The adjustment reflects the tax effect on the above adjustments.

(j)	The adjustment reflects the reclassification of preferred share dividends to minority interest.

4.	ITEMS NOT ADJUSTED

The pro forma consolidated financial information does not reflect (1) any special items such as payments pursuant to change of control provisions or integration costs which may be incurred as a result of the acquisition, and does not give effect to operating efficiencies, cost savings and synergies that are expected to result from the acquisition, or (2) the impact of undertakings that Inco is prepared, if required, to make in order to address regulatory clearance requirements, as there are no current agreements providing for implementation of such undertakings which, however, are expected to be carried out after the completion of the Offer.

5.	PRO FORMA EARNINGS PER SHARE
        Earnings per share computation for nine months ended September 30, 2005

Basic pro forma earnings per share computation
Numerator:
Pro forma net earnings	$1,162

Pro forma earnings available to common shareholders	$1,162

Denominator (thousands of shares):
Inco shares outstanding	188,892
Common shares issued to Falconbridge shareholders	195,838

Pro forma weighted-average common shares outstanding	384,730

Basic pro forma earnings per common share	$3.02

Diluted pro forma earnings per share computation
Numerator:
Pro forma net earnings	$1,162
Dilutive effects of securities for Inco
Convertible debentures	11

Pro forma net earnings applicable to common shares, assuming dilution	$1,173

Denominator (thousands of shares):
Pro forma Inco shares outstanding	384,730
Dilutive effect of securities for Inco
Convertible debentures	28,767
Stock options	958
Warrants	4,106
Stock options issued on transaction	567

Pro forma weighted-average common shares outstanding	419,128

Diluted pro forma earnings per share	$2.80

        Earnings per share computation for the year ended December 31, 2004

Basic pro forma earnings per share computation
Numerator:
Pro forma net earnings	$1,194

Pro forma earnings applicable to common shares	$1,194

Denominator (thousands of shares):
Inco shares outstanding	187,550
Common shares issued to Falconbridge shareholders	195,838

Pro forma weighted-average common shares outstanding	383,388

Basic pro forma earnings per common share	$3.11

Diluted pro forma earnings per share computation
Numerator:
Pro forma net earnings	$1,194
Dilutive effects of securities for Inco
Convertible debentures	6

Pro forma net earnings applicable to common shares, assuming dilution	$1,200

Denominator (thousands of shares):
Pro forma Inco shares outstanding	383,388
Dilutive effect of securities for Inco
Convertible debentures	10,908
Stock options	1,426
Warrants	3,740
Stock options issued on transaction	259

Pro forma weighted-average common shares outstanding	399,721

Diluted pro forma earnings per share	$3.00

The Depositary for the Offer is:
CIBC MELLON TRUST COMPANY

By Mail P.O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4	By Registered Mail, by Hand or by Courier 199 Bay Street Commerce Court West Securities Level Toronto, Ontario M5L 1G9
Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com
The Dealer Manager for the Offer is:
RBC CAPITAL MARKETS

In Canada	In the United States
RBC Dominion Securities Inc.	RBC Capital Markets Corporation
200 Bay Street, 4th Floor Royal Bank Plaza, South Tower Toronto, Ontario M5J 2W7 Canada	Two Embarcadero Center Suite 1200 San Francisco, California 94111 U.S.A.
Telephone: (416) 842-7519	Toll Free: 1-888-720-1216
Toll Free: 1-888-720-1216
The Information Agent for the Offer is:
105 Madison Avenue
New York, New York 10016
proxy@mackenziepartners.com
(212) 929-5500 (call collect)
or
Toll-Free: (800) 322-2885 (English)
                  (888) 405-1217 (French)
      Any questions and requests for assistance may be directed by holders of Falconbridge Shares to the Depositary, the Dealer Manager or the Information Agent at their respective telephone numbers and locations set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
The following are filed as exhibits to this Schedule:
1.1	Certificate and Consent of Qualified Person for Robert A. Horn (Goro) (1)

1.2	Certificate and Consent of Qualified Person for Dr. Wm. Gordon Bacon (Goro) (1)

1.3	Certificate and Consent of Qualified Person for Dr. Wm. Gordon Bacon (Voisey’s Bay) (1)

1.4	Certificate and Consent of Qualified Person for Lawrence B. Cochrane (Voisey’s Bay) (1)

2.1	Annual report of the Bidder on Form 10-K for the year ended December 31, 2004 (Commission File No. 001-01143) filed March 15, 2005

2.2	Material change report of the Bidder filed October 12, 2005 concerning the entering into by the Bidder and Falconbridge Limited of the Support Agreement (1)

2.3	Material change report of the Bidder filed August 9, 2005 concerning the appointment of a new Executive Vice-President and Chief Financial Officer of the Bidder effective November 1, 2005 (1)

2.4	Material change report of the Bidder filed April 19, 2005 concerning the approval of the reinstatement of a quarterly cash dividend on the Bidder’s common shares and declaration of a quarterly dividend of $0.10 per share, payable June 1, 2005 to the Bidder’s shareholders of record as of May 16, 2005 (1)

2.5	Unaudited consolidated financial statements of the Bidder, including the notes thereon, as at June 30, 2005, and for the three and six-month periods ended June 30, 2005 and 2004, incorporated by reference to Item 1 of Form 10-Q (Commission File No. 001-01143) filed August 3, 2005

2.6	Audited consolidated financial statements of the Bidder, including the notes thereon, and together with the auditor’s report, as at and for each of the financial years ended December 31, 2004, 2003 and 2002, incorporated by reference to Item 8 of Form 10-K (Commission File No. 001-01143) filed March 15, 2005

2.7	Management’s discussion and analysis of financial condition and results of operations of the Bidder for the year ended December 31, 2004, incorporated by reference to Item 7 of Form 10-K (Commission File No. 001-01143) filed March 15, 2005

2.8	Management’s discussion and analysis of financial condition and results of operations of the Bidder for the three and six-month periods ended June 30, 2005, incorporated by reference to Item 2 of Form 10-Q (Commission File No. 001-01143) filed August 3, 2005

2.9	Proxy circular and statement of the Bidder dated March 18, 2005 in connection with the annual and special meeting of shareholders held on April 20, 2005 (excluding the sections entitled “Report on Executive Compensation”, “Comparative Shareholder Return” and “Corporate Governance”), incorporated by reference to Exhibit 99 to Form 10-K (Commission File No. 001-01143) filed March 15, 2005

2.10	Unaudited consolidated financial statements of Falconbridge Limited, including notes thereto, as at June 30, 2005 and for the three and six-month periods ended June 30, 2005 and 2004, incorporated by reference to Exhibit 99.1 to Form 6-K (Commission File No. 001-11284) filed by Falconbridge Limited on August 9, 2005

2.11	Management’s discussion and analysis of financial condition and results of operations of Falconbridge Limited for the three and six-month periods June 30, 2005, incorporated by reference to Exhibit 99.2 to Form 6-K (Commission File No. 001-11284) filed by Falconbridge Limited on August 9, 2005

2.12	Audited consolidated financial statements of Noranda Inc., including notes thereto, as at December 31, 2004 and 2003 and for each of the years then ended, together with the auditors’ report thereon, incorporated by reference to Exhibit 99.1 to Form 6-K (Commission File No. 001-11284) filed by Noranda Inc. on March 31, 2005

2.13	Management’s discussion and analysis of financial condition and results of operations of Noranda Inc. for the fiscal year ended December 31, 2004, incorporated by reference to Exhibit 99.1 to Form 6-K (Commission File No. 001-11284) filed by Noranda Inc. on March 31, 2005

2.14	Schedule I to the Notices of Special Meetings and Joint Management Information Circular of Noranda Inc. and Falconbridge Limited dated June 2, 2005, being the unaudited pro forma consolidated balance sheet of Falconbridge as at March 31, 2005, the pro forma consolidated statement of operations of Falconbridge for the three months ended March 31, 2005, the pro forma consolidated statement of operations of Falconbridge for the year ended December 31, 2004, and the notes thereon, incorporated by reference to Part I of Form F-80 (Commission File No. 333-125634) filed by Noranda Inc. and Falconbridge Limited on June 8, 2005

2.15	Unaudited consolidated financial statements of the Bidder, including the notes thereto, as at September 30, 2005 and December 31, 2004, and for the three and nine-month periods ended September 30, 2005 and 2004, incorporated by reference to Item 1 of Form 10-Q (Commission File No. 001-01143) filed October 31, 2005

2.16	Management’s discussion and analysis of financial condition and results of operations of the Bidder for the six-month period ended June 30, 2005, incorporated by reference to Item 2 of Form 10-Q (Commission File No. 001-01143) filed October 31, 2005

2.17	Unaudited consolidated financial statements of Falconbridge Limited, including notes thereto, as at September 30, 2005 and for the three and nine-month periods ended September 30, 2005 and 2004, incorporated by reference to Exhibit 99.1 to Form 6-K (Commission File No. 001-11284) filed by Falconbridge Limited on November 7, 2005

2.18	Management’s discussion and analysis of financial condition and results of operations of Falconbridge Limited for the three and nine-month periods ended September 30, 2005 and 2004, incorporated by reference to Exhibit 99.2 to Form 6-K (Commission File No. 001-11284) filed by Falconbridge Limited on November 7, 2005

(1)	Previously filed with the Registrant’s Form F-8 (File No. 333-129218) filed October 24, 2005.

PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
1.	Undertakings
(a)	The Bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b)	The Bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

(c)	The Bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, or otherwise discloses, information regarding purchases of the issuer’s or Bidder’s securities in connection with the offer.
2.	Consent to Service of Process
(a)	On October 25, 2005 the Bidder filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)	Any change to the name or address of a registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV
SIGNATURES
     By signing this Schedule, the Bidder consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on this Amendment No. 1 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

INCO LIMITED
By:	/s/ Stuart F. Feiner
Stuart F. Feiner Executive Vice-President, General Counsel and Secretary

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Stuart F. Feiner
Stuart F. Feiner Executive Vice-President, General Counsel and Secretary December 15, 2005